UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-21554

DENMARK BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Wisconsin	**39-1472124**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

103 East Main Street, Denmark, Wisconsin 54208-0130
(Address of principal executive offices)

(920) 863-2161
(Registrant's telephone number, including area code)

(Former name, address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

APPLICABLE ONLY TO CORPORATE ISSUERS:

As of October 22, 2004, there were 120,860 shares of the registrant's Common Stock (no par value) outstanding.

DENMARK BANCSHARES, INC.
TABLE OF CONTENTS

Quarterly Report On Form 10-Q
For The Quarter Ended September 30, 2004

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Financial Condition

	September 30, 2004	December 31, 2003
	(Unaudited)	
Assets		
Cash and due from banks	$9,648,502	$11,446,185
Interest-bearing deposits in other banks	0	4,000,000
Total Cash and Cash Equivalents	$9,648,502	$15,446,185
Federal funds sold	0	8,212,000
Investment Securities		
Available-for-sale, at fair value	10,332,069	12,340,294
Held-to-maturity, at cost	38,630,279	37,948,433
Total Investment Securities	$48,962,348	$50,288,727
Loans	292,291,579	265,674,530
Allowance for credit losses	(5,684,070)	(5,528,917)
Net Loans	$286,607,509	$260,145,613
Loans held for sale	776,987	828,725
Premises and equipment, net	8,032,542	6,112,547
Other investments, at cost	6,952,900	6,667,500
Accrued interest receivable	1,857,485	1,509,099
Other assets	9,504,393	9,667,828
TOTAL ASSETS	$372,342,666	$358,878,224
Liabilities		
Deposits		
Noninterest-bearing	$31,596,465	$32,642,028
Interest-bearing	233,009,713	231,088,796
Total Deposits	$264,606,178	$263,730,824
Short-term borrowings	21,935,325	18,260,509
Accrued interest payable	611,772	636,376
Other liabilities	1,795,024	1,202,030
Long-term debt	33,774,527	26,479,684
Total Liabilities	$322,722,826	$310,309,423
Stockholders' Equity		
Common stock, no par value, authorized 640,000 shares; outstanding 120,928 and 121,335 respectively	$18,173,975	$18,173,975
Treasury stock, at cost (602 and 195 shares respectively)	(418,104)	(67,737)
Paid in capital	470,094	470,138
Retained earnings	31,445,409	30,046,866
Accumulated other comprehensive loss		
Unrealized (losses) gains on securities	(51,534)	(54,441)
Total Stockholders' Equity	$49,619,840	$48,568,801
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$372,342,666	$358,878,224

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Income
(Unaudited)

	For the Quarter Ended		For the Nine Months Ended	
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Interest Income				
Loans including fees	$4,228,716	$4,162,310	$12,474,845	$12,863,846
Investment securities:				
Taxable	49,811	59,548	137,825	176,224
Exempt from federal tax	511,210	481,305	1,512,569	1,461,798
Interest on federal funds sold	878	27,544	30,123	136,943
Other interest income	103,957	75,897	286,000	454,592
	$4,894,572	$4,806,604	$14,441,362	$15,093,403
Interest Expense				
Deposits	$1,019,052	$1,153,637	$3,095,885	$3,757,226
Short-term borrowings	111,723	118,976	262,055	379,017
Long-term debt	286,595	289,044	854,169	857,853
	$1,417,370	$1,561,657	$4,212,109	$4,994,096
Net interest income	$3,477,202	$3,244,947	$10,229,253	$10,099,307
Provision for Credit Losses	15,000	87,000	142,000	411,000
Net interest income after provision for credit losses	$3,462,202	$3,157,947	$10,087,253	$9,688,307
Other Income				
Service fees and commissions	$247,298	$234,688	$724,748	$643,725
Investment security gains	0	0	0	0
Loan sale gains	34,737	245,302	210,063	610,214
Other	127,974	136,540	414,515	342,070
	$410,009	$616,530	$1,349,326	$1,596,009
Other Expense				
Salaries and employee benefits	$1,582,467	$1,436,343	$4,681,344	$4,243,466
Occupancy expenses	303,595	237,154	881,951	681,332
Data processing expenses	164,832	168,532	478,865	455,737
Marketing expenses	83,399	91,155	162,957	163,357
Directors fees	52,835	64,820	186,670	196,655
Printing and supplies expenses	64,454	71,781	160,165	149,000
Other operating expenses	407,455	317,700	974,745	963,750
	$2,659,037	$2,387,485	$7,526,697	$6,853,297
Income before income taxes	$1,213,174	$1,386,992	$3,909,882	$4,431,019
Income tax expense	262,672	373,100	906,534	1,192,801
NET INCOME	$950,502	$1,013,892	$3,003,348	$3,238,218
Per Share				
Net income	$7.85	$9.35	$24.78	$29.87
Dividends declared	$6.75	$6.25	$13.25	$12.25
Weighted average shares outstanding	120,995	108,435	121,181	108,409

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc.
Consolidated Statement of Changes in Stockholders' Equity

	Common Stock		Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
	Shares	Amount					
Balance, December 31, 2003	121,335	$18,173,975	$470,138	$30,046,866	($54,441)	($67,737)	$48,568,801
Comprehensive income							
Net income				3,003,348			3,003,348
Other comprehensive income, net of tax							
Change in unrealized gain on securities available-for-sale, net of applicable deferred income tax expense of $1,888					2,907		2,907
Total comprehensive income							$3,006,255
Cash dividends, $13.25 per share				(1,604,805)			(1,604,805)
Treasury stock sales	106		(44)			90,038	89,994
Treasury stock acquisitions	(513)					(440,405)	(440,405)
Balance, September 30, 2004	120,928	$18,173,975	$470,094	$31,445,409	($51,534)	($418,104)	$49,619,840

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

	For the Nine Months Ended September 30,	
	2004	2003
Cash Flows from Operating Activities:		
Net income	$3,003,348	$3,238,218
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation	490,185	340,085
Provision for credit losses	142,000	411,000
Amortization of intangibles	154,985	154,985
Valuation adjustment to other real estate acquired	100,867	0
Gain on sale of assets	(222,627)	(528,032)
Amortization of bond premium	25,400	12,895
Accretion of bond discount	(110,103)	(113,203)
Mortgage loans originated for sale	(17,257,517)	(53,636,069)
Proceeds from sale of mortgage loans	17,660,760	54,169,440
Common stock dividends	(240,400)	(189,700)
Income from bank owned life insurance	(171,000)	(75,500)
Increase in interest receivable	(348,386)	(150,740)
Decrease in interest payable	(24,604)	(190,731)
Other, net	483,759	383,405
Net Cash Provided by Operating Activities	$3,686,667	$3,826,053
Cash Flows from Investing Activities:		
Maturities of held-to-maturity securities	$1,920,000	$2,187,000
Maturities and sales of available-for-sale securities	10,686,210	15,739,690
Purchase of held-to-maturity securities	(2,496,268)	(770,000)
Purchase of available-for-sale securities	(8,694,065)	(18,020,566)
Purchases of AgriBank, FCB stock	(45,000)	(111,130)
Purchases of bank owned life insurance	0	(5,000,000)
Federal funds sold, net	8,212,000	(712,000)
Proceeds from sale of foreclosed assets	512,787	706,907
Net decrease (increase) in loans made to customers	(27,118,001)	4,176,873
Capital expenditures	(2,409,680)	(1,936,513)
Net Cash Used by Investing Activities	($19,432,017)	($3,739,739)
Cash Flows from Financing Activities:		
Net increase in deposits	$875,354	$2,992,465
Purchase of treasury stock	(440,405)	(99,681)
Sale of treasury stock	89,994	383,478
Dividends paid	(1,546,935)	(1,272,408)
Debt proceeds	25,299,816	31,021,701
Debt repayments	(14,330,157)	(31,714,762)
Net Cash Provided by Financing Activities	$9,947,667	$1,310,793
Net (decrease) increase in cash and cash equivalents	($5,797,683)	$1,397,107
Cash and cash equivalents, beginning	15,446,185	11,710,003
CASH AND CASH EQUIVALENTS, ENDING	$9,648,502	$13,107,110
Noncash Investing Activities:		
Loans transferred to foreclosed properties	$372,664	$1,106,926

The accompanying notes are an integral part of these financial statements.

NOTE 1 - FINANCIAL STATEMENTS

The consolidated financial statements included herein are unaudited. In the opinion of management, these statements contain all adjustments necessary to present fairly the financial position of Denmark Bancshares, Inc. ("DBI"), the results of operations and cash flows for the periods presented. All adjustments necessary for the fair presentation of the financial statements are of a normal recurring nature. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in DBI's latest annual report on Form 10-K. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

Reclassifications - Certain amounts in the prior period financial statements have been restated for comparative purposes to conform with the presentation in the current year.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale were as follows:

	September 30, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Mortgage-backed securities	$5,597,377	$10,853	($95,850)	$5,512,380
State and local governments	3,200,000	0	0	3,200,000
Money market funds	1,619,689	0	0	1,619,689
	$10,417,066	$10,853	($95,850)	$10,332,069

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Mortgage-backed securities	$6,549,582	$16,892	($106,684)	$6,459,790
State and local governments	5,500,000	0	0	5,500,000
Money market fund	380,504	0	0	380,504
	$12,430,086	$16,892	($106,684)	$12,340,294

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

	September 30, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$38,630,279	$2,976,406	$0	$41,606,685
	$38,630,279	$2,976,406	$0	$41,606,685

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$37,948,433	$3,010,336	$0	$40,958,769
	$37,948,433	$3,010,336	$0	$40,958,769

The amortized cost and estimated fair values of securities at September 30, 2004, by maturity were as follows:

| | Securities Available-for-Sale | | Securities Held-to-Maturity | |
| | Amortized | Estimated Fair | Amortized | Estimated Fair |
Amounts Maturing	Cost	Value	Cost	Value
Within one year	$3,204,057	$3,204,060	$285,000	$287,258
From one through five years	5,578,025	5,492,799	4,225,362	4,492,745
From five through ten years	15,295	15,521	9,316,421	10,254,647
After ten years	0	0	24,803,496	26,572,035
Other securities (no stated maturity)	1,619,689	1,619,689	0	0
	$10,417,066	$10,332,069	$38,630,279	$41,606,685

NOTE 3 - LOANS

Major categories of loans included in the loan portfolio are as follows:

	September 30, 2004	December 31, 2003
Real Estate:		
Residential	$108,091,614	$103,020,122
Commercial	46,928,483	40,333,924
Agricultural	31,437,330	32,039,829
Construction	26,675,674	16,819,123
	$213,133,101	$192,212,998
Commercial	$34,203,495	$31,172,827
Agricultural	33,516,938	30,746,296
Consumer and other	11,438,045	11,542,409
TOTAL	$292,291,579	$265,674,530

Changes in the allowance for loan losses were as follows:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2004	2003	2003
Balance, beginning of period	$5,528,917	$5,417,920	$5,417,920
Provision charged to operations	142,000	411,000	434,000
Recoveries	150,774	68,817	78,689
Charge-offs	(137,621)	(324,022)	(401,692)
Balance, end of period	$5,684,070	$5,573,715	$5,528,917

Denmark Bancshares, Inc. and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Unaudited)

Financial Highlights

(In thousands, except per share data)	3rd Qtr 2004	2nd Qtr 2004	1st Qtr. 2004	4th Qtr 2003	3rd Qtr 2003
Operating Results					
Interest income	$4,894	$4,855	$4,692	$4,699	$4,807
Interest expense	1,417	1,383	1,412	1,458	1,562
Net interest income	3,477	3,472	3,280	3,241	3,245
Provision for credit losses	15	12	115	23	87
Noninterest income	410	482	457	431	617
Noninterest expense	2,659	2,503	2,365	2,213	2,387
Net income	950	1,088	965	1,104	1,014
Per Share Data					
Net income per share	$7.85	$8.97	$7.96	$9.55	$9.34
Financial Condition (1)					
Total Loans (includes loans held for sale)	$293,069	$279,757	$272,408	$266,503	$257,008
Allowance for credit losses	5,684	5,641	5,664	5,529	5,574
Investment securities	48,962	48,767	47,444	50,289	51,803
Assets	372,343	357,901	362,168	358,878	350,855
Deposits	264,606	260,299	267,314	263,731	260,956
Other borrowed funds	55,710	45,606	44,089	44,740	49,540
Stockholders' equity	49,620	49,765	48,687	48,569	38,254
Financial Ratios					
Return on average equity	7.57%	8.82%	7.88%	9.21%	10.63%
Return on average assets	1.04%	1.21%	1.09%	1.25%	1.15%
Interest rate spread	3.72%	3.77%	3.58%	3.54%	3.58%
Average equity to average assets	13.73%	13.77%	13.80%	13.55%	10.83%
Allowance for credit losses to total loans (1)	1.94%	2.02%	2.08%	2.07%	2.17%
Non-performing loans to allowance for credit losses (1)	120%	111%	106%	114%	100%

(1) As of the period ending.

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the adequacy of the allowance for loan losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Company expectations. The following factors which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on DBI's future operating results. When relying on forward-looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

Critical Accounting Policies

The accounting and reporting policies of DBI are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Management believes that DBI's critical accounting policies are those relating to the allowance for loan and lease losses and intangible assets.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("ALLL") is an estimate of the losses that may be sustained in the loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued when it is probable that DBI will not collect all principal and interest payments according to the loan's or lease's contractual terms. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 - "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions" (the "FFIEC Policy Statement").

DSB's and DACC's boards of directors have approved policies to provide management with a systematic methodology to determine an adequate allowance for loan and lease losses. This methodology includes a systematic loan grading system that requires quarterly reviews, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies, as an integral part of their examination process, and by external auditors, consideration of current trends and volume of total nonperforming, past-due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions.

In applying the methodology, nonaccrual loans, restructured loans and potential problem loans (other than loans secured by 1-to-4 family residential properties, loans secured by consumer personal property and unsecured loans), above a certain size, are reviewed to determine if they are impaired. Impaired loans are individually analyzed and an allowance amount is calculated for each one of these loans, based on the estimated fair value of collateral, in conjunction with FAS 114. Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so that each segment of loans will have similar risk factors; 1) residential real estate, 2) agricultural real estate, 3) commercial real estate, 4) agricultural, 5) commercial, 6) consumer installment, and 7) other. In addition, based on internal reviews and external reviews performed by independent auditors and regulatory authorities, DSB and DACC further segregate loans that are not impaired by loan risk classification within each type of loan based on an assessment of risk for a particular loan. The applicable risk classifications are "special mention" and "substandard". A "substandard" loan is a loan that is inadequately protected by the current sound worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

Loans classified "special mention" are one step above substandard; these loans contain some weakness which if not corrected or improved upon could lead to further deterioration and a lower rating. Risk factor percentages are applied to the identified segments of each of the nonclassified and classified portions of the portfolios to calculate an allowance in conjunction with FAS 5. These risk factor percentages are based on historical loan loss experience adjusted for current economic conditions and trends and internal loan quality trends. In determining the adequacy of the allowance for loan and lease losses at September 30, 2004, DBI utilized the same risk factor percentages for loans other than agricultural loans that it used at December 31, 2003. The risk factor percentages for agricultural real estate loans and other agricultural loans were slightly decreased because of the improvement in the price of milk paid to dairy farmers.

The foregoing calculations in accordance with FAS 114 and FAS 5 are used to confirm the adequacy and appropriateness of the ALLL as developed through provisions for credit losses charged to expense, recognizing that the ALLL represents an aggregation of judgments and estimates by management. Such calculations also influence the amount of future provisions for credit losses charged to expense, pending reapplication of the described systematic methodology.

Management evaluates the adequacy of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is adequate as of September 30, 2004.

Intangible Assets

DBI has a core deposit intangible asset that was originated in connection with DSB's expansion through an acquisition of an established branch operation in 1997. The acquisition did not meet the definition of a business combination in accordance with Statement No. 141. As such, DBI continues to amortize the intangible asset related to the acquisition over a period of fifteen years. DBI evaluates the core deposit intangible asset for impairment on an annual basis.

Results of Operations

Net income for the quarter ended September 30, 2004, was $950,502, a decrease of $63,390 or 6.3%, compared to $1,013,892, for the corresponding period in 2003. This decrease was the result of lower noninterest income and higher noninterest expenses, which more than offset an increase in net interest income and a lower provision for loan losses.

Net interest income for the quarter ended September 30, 2004, was $3,477,202, an increase of $232,255 compared to the corresponding period in the prior year. The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

	Increase (Decrease) Due to Change In		
(In thousands)	Average Balance	Average Rate	Total Change
Interest income	$480	($392)	$88
Interest expense	(20)	(124)	(144)
Net interest income	$500	($268)	$232

This increase was partly attributable to a change in the volume and mix of interest-earning assets. The average balance of interest-earning assets increased by $11.0 million during the third quarter of 2004 compared to the third quarter of 2003. Average total loans increased by $27.8 million while lower yielding federal funds sold decreased by $10.5 million during the third quarter of 2004 compared to the corresponding period in 2003. The average net interest rate spread increased from 3.58% during the third quarter of 2003 to 3.72% during the quarter ended September 30, 2004. DBI's yield on earning assets was 5.72% during the third quarter of 2004 compared to 5.81% during the quarter ended September 30, 2003. The average cost of funds was 2.00% during the most recent quarter, a decrease of 23 basis points compared to the quarter ended September 30, 2003.

In the third quarter of 2004 DBI's provision for credit losses was $15,000 compared to $87,000 for the third quarter of 2003. Net recoveries were $28,349 in the third quarter of 2004 compared to net charge-offs of $252,247 during the corresponding period in the prior year.

Noninterest income for the three months ended September 30, 2004, was $410,009, a decrease of $206,521 compared to the corresponding period in 2003. Gains from the sales of residential real estate loans decreased by $210,565 during the third quarter of 2004. DSB sold $2.8 million of mortgage loans in the third quarter of 2004 compared to $22.7 million during the third quarter of 2003.

Noninterest expense increased by $271,552 or 11% during the three months ended September 30, 2004, compared to the corresponding period in 2003. Salaries and benefits expense increased $146,124 or 10% over the corresponding period in 2003. This increase is primarily the result of higher salaries and wages, which increased by $99,486 or 10% as a result of regular salary increases and the addition of ten full-time equivalent employees. The additional staff is primarily attributed to the new Wrightstown branch office that opened during the third quarter of 2004. Higher group health insurance expenses, which increased by $36,816 or 14%, also contributed to the increase in salaries and benefits expense.

Occupancy expenses increased by $66,441 or 28% during the three months ended September 30, 2004, compared to the third quarter of 2003. The increase is primarily attributable to higher depreciation expense, which increased $50,633 as a result of DBI's Financial Center and the Wrightstown branches.

Other operating expenses increased by $89,755 or 28% during the three months ended September 30, 2004, compared to the corresponding period in 2003. This increase is primarily the result of a valuation adjustment totaling $100,867 on a commercial property held as acquired property. DSB has two acquired properties totaling $845,143 as of September 30, 2004.

On a per share basis, net income was $7.85 in the third quarter of 2004 compared with $9.35 in the third quarter of 2003. Return on average assets in the third quarter of 2004 was 1.04%, compared to 1.15% for the corresponding period in 2003. Return on average equity in the third quarter of 2004 was 7.6%, compared to 10.6% for the corresponding period in the prior year. The reduction for the three months ended September 30, 2004, was caused by a substantial increase in the weighted average shares from 108,435 in the third quarter of 2003 to 120,995 during the third quarter of 2004 as a result of the sale of an additional 12,850 shares of stock in November 2003.

Financial Condition

Total assets increased by $13.5 million between December 31, 2003, and September 30, 2004. Interest-bearing deposits in other banks decreased by $4.0 million. DSB redeemed a $4 million short-term certificate of deposit for liquidity purposes. Federal funds sold (unsecured loans of immediately available funds to correspondent banks for one business day) decreased by $8.2 million. Total loans, excluding loans held for sale, increased by $26.6 million during the first nine months. Premises and equipment increased by $1.9 million primarily as a result of the furniture and equipment purchases and construction-in-progress payments related to the new Wrightstown branch banking office that opened during the third quarter of 2004. Total deposits increased by $0.9 million during the nine-month period ending September 30, 2004.

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral and the percentage of total loans for each type:

(In thousands)	September 30, 2004		December 31, 2003	
	Amount	%	Amount	%
Real Estate:				
Residential	$108,092	37.0%	$103,020	38.8%
Commercial	46,928	16.1%	40,334	15.2%
Agricultural	31,437	10.8%	32,040	12.1%
Construction	26,676	9.1%	16,819	6.3%
	$213,133	72.9%	$192,213	72.3%
Commercial	34,204	11.7%	31,173	11.7%
Agricultural	33,517	11.5%	30,746	11.6%
Consumer and other	11,438	3.9%	11,543	4.3%
TOTAL	$292,292	100.0%	$265,675	100.0%

Construction real estate loans which are primarily secured by construction-in-progress 1-to-4 family residential properties increased by $9.9 million and residential real estate loans increased by $5.1 million during the first nine months of 2004. Commercial real estate loans and other commercial loans increased by $6.6 million and $3.0 million, respectively during the nine months ended September 30, 2004.

The allowance for credit losses increased by $155,153 during the nine months ended September 30, 2004. The allowance equals 1.94% of total loans at September 30, 2004, compared to 2.07% at December 31, 2003. Nonaccrual loans totaled $6,805,613 at the end of the most recent quarter, an increase of $524,141 compared to December 31, 2003. DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 4.03% at quarter end, compared to 3.67% at year-end.

As of September 30, 2004 management has identified $14.3 million of potential problem loans compared to $12.4 million at year-end. The increase in potential problem loans is primarily attributable to the addition of three commercial borrowers with loans totaling $2.3 million as of September 30, 2004. An annual review of their financial statements indicated some negative earnings trends. Potential problem loans are loans that are performing but have a greater risk of nonperformance.

DBI has no accruing loans that are past due 90 days or more. DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. Previously accrued but uncollected interest on loans placed on nonaccrual status is charged against the current earnings, and interest income thereafter is recorded only when received.

The following table sets forth certain data concerning nonaccrual loans, past due accruing loans, restructured loans and other real estate (property acquired through foreclosure or in satisfaction of loans):

| (In thousands) | September 30, 2004 | | December 31, 2003 | |
	Amount	% of Total Loans	Amount	% of Total Loans
Nonaccrual Loans (1)	$6,806	2.3%	$6,281	2.3%
Accruing Loans Past Due				
90 Days or More	0	0.0%	0	0.0%
Total	$6,806	2.3%	$6,281	2.3%
Other Real Estate	$845		$1,074	

(1) Includes restructured loans of $1,075,423 and $1,141,041 as of September 30, 2004 and December 31, 2003, respectively.

Demand deposits decreased $1.0 million or 3% during the first nine months of 2004. The decrease is primarily attributable to a typical seasonal fluctuation. Interest bearing deposits increased by $1.9 million between December 31, 2003 and September 30, 2004.

Short-term borrowings and long-term debt increased $3.7 million and $7.3 million, respectively, during the first nine months of 2004. DSB borrowed an additional $7.0 million during the third quarter from the Federal Home Loan Bank of Chicago. The note requires monthly interest due at a fixed rate of 3.79% and principal due September 28, 2009. The increases in borrowings were used to fund loan growth.

Stockholders' equity increased by $1.1 million to $49.6 million as of September 30, 2004. As of September 30, 2004, DBI's leverage ratio was 13.2%, the risk-based core capital ratio was 16.3% and the risk-based total capital ratio was 17.6%. DBI and DSB continue to maintain capital levels well above the regulatory minimum levels. On September 28, 2004, DBI's board of directors declared a semiannual $6.75 per share dividend payable on January 3, 2005, to all shareholders of record on December 14, 2004.

Liquidity

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Cash and cash equivalents decreased by $5.8 million the first nine months of 2004. The major sources and uses of cash are detailed in the accompanying Consolidated Statements of Cash Flows. The available-for-sale investment portfolio amounting to $10.3 million as of September 30, 2004, is readily convertible to cash if needed for liquidity purposes.

In addition to on-balance sheet sources of funds DBI also has off-balance sheet sources available to meet liquidity needs. DBI has unused lines of credit of $38.5 million as of September 30, 2004. Management believes DBI's liquidity position as of September 30, 2004, is adequate under current economic conditions.

Off-Balance Sheet Arrangements

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

The exposure of DBI and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. DBI and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. DBI and its subsidiaries require collateral or other security to support financial instruments with credit risk.

The following table sets forth DBI's commitments to extend credit and standby letters of credit:

(In thousands)	Contract or Notional Amount September 30, 2004	Secured Portion
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$32,731	$26,208
Standby letters of credit and financial guarantees written	1,372	1,372

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

DBI's primary market risk position has not materially changed from that disclosed in DBI's 2003 Form 10-K Annual Report.

Item 4. Controls and Procedures

DBI's management, under the supervision and with the participation of DBI's principal executive officer and principal financial officer, has evaluated DBI's disclosure controls and procedures prior to the filing date of this report. Based on that evaluation, management believes that DBI's disclosure controls and procedures as of the end of the September 30, 2004, quarter are effective in ensuring that information required to be disclosed by DBI in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission's rules and forms.

There were no significant changes in DBI's internal controls or in other factors that could significantly affect these controls subsequent to the date of management's evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Part II. Other Information
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
Following are DBI's monthly common stock purchases during the third quarter of 2004:

Period	Total Number Of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans (1)	Maximum Number of Shares That May Yet Be Purchased Under the Plan (2)
July 1, 2004 to July 31, 2004	356	$862	356	7,138
August 1, 2004 to August 31, 2004	0	NA	NA	6,840
September 1, 2004 to September 30, 2004	8	$871	8	6,852

(1) DBI announced a Stock Repurchase Policy on March 30, 1995, as an accommodation to shareholders.
(2) DBI limits purchases under the Policy in any six-month period to less than six percent of the common shares outstanding. The Policy has no fixed expiration date, although DBI may terminate the Policy at any time. DBI is not soliciting or encouraging shareholders to sell shares under the Policy.

Item 6. Exhibits

31.1 Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DENMARK BANCSHARES, INC.

/s/ Darrell R. Lemmens

Date: October 22, 2004

Darrell R. Lemmens,
Principal Executive Officer,
Chairman of the Board, and
President

/s/ Dennis J. Heim

Date: October 22, 2004

Dennis J. Heim
Vice President and Treasurer,
Principal Financial and
Accounting Officer

17

Exhibit 31.1
Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a)
or 15d-14(a) under the Securities Exchange Act of 1934

I, Darrell R. Lemmens, Chairman of the Board and President of Denmark Bancshares, Inc., certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Denmark Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

	/s/ Darrell R. Lemmens
Date: October 22, 2004	Darrell R. Lemmens,
	Principal Executive Officer,
	Chairman of the Board, and President

Exhibit 31.2
Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a)
or 15d-14(a) under the Securities Exchange Act of 1934

I, Dennis J. Heim, Vice President and Treasurer of Denmark Bancshares, Inc., certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Denmark Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

	/s/ Dennis J. Heim
Date: October 22, 2004	Dennis J. Heim
	Vice President and Treasurer,
	Principal Financial and
	Accounting Officer

Exhibit 32.1

**Written Statement of the Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. ' 1350**

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, we, the undersigned Chief Executive Officer and Chief Financial Officer of Denmark Bancshares, Inc. (the "Company"), hereby certify, based on our knowledge, that the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 2004, (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Darrell R. Lemmens
Darrell R. Lemmens,
Principal Executive Officer,
Chairman of the Board, and President

/s/ Dennis J. Heim
Dennis J. Heim
Vice President and Treasurer,
Principal Financial and
Accounting Officer

Date: October 22, 2004